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                                                                    NEWS RELEASE

                                               Samsung Contact:   Clara Kim
                                                                  (201) 229-6067

                                               AST Contact:       Emory Epperson
                                                                  (714) 727-7958


             SAMSUNG ELECTRONICS CO., LTD. AND AST RESEARCH, INC.
                           ANNOUNCE MERGER AGREEMENT

IRVINE, California and Seoul, Korea, April 15, 1997--AST Research, Inc. (ASTA--Nasdaq) and Samsung Electronics Co., Ltd. today jointly announced they have signed a definitive merger agreement under which Samsung will commence a tender offer to acquire all of AST's outstanding shares not currently owned by Samsung or its affiliates at a price of $5.40 per share in cash. The tender offer will be commenced by April 21, 1997 and will expire at 5:00 p.m. Eastern Daylight Time on May 19, 1997, unless extended. Pursuant to the merger agreement, if the tender offer is consummated, Samsung will be obligated to acquire any remaining AST shares in a cash merger at the same price as paid in the tender offer.

        The transaction has a value to stockholders of approximately $170 million, based upon a total of approximately 31 million shares of AST common stock outstanding which is not owned by Samsung or its affiliates. Samsung and its affiliates currently own approximately 46 percent of the outstanding shares of AST Common Stock, and have options which, if exercised, would result in ownership of approximately 49 percent of the outstanding AST shares.

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        "AST's customers and vendors should have renewed confidence in the company's abilities and resources following completion of the acquisition," said Y.S. Kim, AST's President and CEO.

        "Samsung strongly believes in taking a long-term approach to the PC business and in increasing AST's global brand awareness and market share," said Kwang-Ho Kim, President, CEO and Chairman of Samsung North America; and Chairman of AST's Board of Directors. "Together, we will make it happen."

        The Board of Directors of AST unanimously approved the merger agreement and tender offer upon the unanimous recommendation of the Special Committee comprised of AST's three independent directors. The Special Committee has received an opinion of Morgan Stanley & Co. Incorporated that the consideration to be received by the stockholder of AST (other than Samsung or its affiliates) pursuant to the merger agreement is fair to such stockholders from a financial point of view.

        Samsung has been advised by Salomon Brothers Inc. in connection with the transaction.

        Consummation of the tender offer is subject to certain terms and conditions, including expiration of the waiting period under the Hart-Scott-Rodino Act and the approval of various foreign government officials and agencies, including the Republic of Korea and others. The tender offer will be made pursuant to definitive documents to be filed with the Securities and Exchange Commission.

        In addition, a memorandum of understanding has been entered into with representatives of the stockholder class action suits filed in the Delaware Chancery Court. The memorandum of understanding provides for a settlement, subject to Court approval,


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under which the Delaware class actions would be dismissed. These class action suits were filed following Samsung's January 30, 1997 proposal to acquire the shares of AST common stock not owned by Samsung or its affiliates at a price of $5.10 per share.
        Samsung Electronics Co., Ltd., which had sales revenue of approximately $19 billion in 1996, is an integrated electronics manufacturer, engaged in the entire spectrum of electronics: semiconductors, multimedia, telecommunications and information services, computers and consumer appliances. Additional information on Samsung is available at http://www.samsung.com.
        AST Research, Inc. develops and markets a broad spectrum of desktop, mobile and server PC products that are sold in more than 100 countries worldwide. AST systems meet a wide range of customer needs, ranging from corporate business applications to advanced home and home office use. Corporate headquarters is located at 16215 Alton Parkway, P.O. Box 57005, Irvine, Calif. 92619-7005. Telephone: (714) 727-4141. Fax: (714) 727-9355. Information about
AST and its products can be found on the World Wide Web at http://www.ast.com.

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